The Registrant issued a new class of securities on March 1, 2009. Here are the attributes of the new class:

INSTITUTIONAL CLASS FOR THE JAMES BALANCED: GOLDEN RAINBOW FUND

EXPENSE INFORMATION

The following tables describe the fees and expenses that you would pay if you buy and hold Institutional Class shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

Maximum Sales Load Imposed on Purchases                                    None
Maximum Deferred Sales Load Imposed on Purchases                           None
Redemption Fees                                                            None

Annual Fund Operating Expenses (expenses deducted from Fund assets):

Management Fee                                                    0.74%
Distribution (12b-1) Fee                                          None
Other Expenses                                                    0.19%
                                                                  -----
Acquired Fund Fees and Expenses (AFFE)                            0.03%
                                                                  -----
Total Annual Fund Operating Expenses                              0.96%
                                                                  -----

Institutional Class shares of the Fund are available only through registered investment advisers and bank trust departments (collectively referred to as eligible institutional intermediaries) that have made arrangements for shares of all of their clients investing in the Fund to be held in an omnibus account (as well as other entities that are approved by management of the Trust). Eligible financial intermediaries may charge a fee for their services, set different minimum initial and additional investment requirements, or impose other charges and restrictions. The minimum initial investment for Institutional Class shares is $50,000 (for this purpose, shares of clients of an eligible institutional intermediary are aggregated).